EXHIBIT D.1

Exhibit A

AMENDED PLAN OF MERGER

Pursuant to N.R.S. Chapter. 92A, as of January 5, 2004, (originally entered into July 18, 2003) Level X Media Corporation a Nevada corporation (the "Disappearing Corporation") and ViaStar Holdings, Inc., a Nevada Corporation (the "Surviving Corporation") adopted an Amended Plan of Merger as set forth below:

1. On the Amended Effective Date set forth in the Amended Articles of Merger, the Disappearing Corporation shall be merged into the Surviving Corporation and the Disappearing Corporation's separate existence shall cease. The Surviving Corporation shall continue its corporate existence under the laws of the State of Nevada, and the Surviving Corporation shall possess all the rights, privileges, immunities and franchises, of a public as well as private nature, of each of the parties to the merger; and all property, real, personal or mixed, and all debts due on whatever account, including subscriptions for shares, and all other choices in action, and all and every other interest of or belongs to or due to each of the parties to the merger shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate, or any interest therein, vested in either party to the merger shall not revert or be in any way impaired by reason of such merger; and Surviving Corporation shall thenceforth be responsible and liable for all the liabilities and obligations of each party to the merger, and any claim existing or action or proceeding pending by or against either corporation may be prosecuted as if such merger had not taken place, or the Surviving Corporation may be substituted in its place, and neither the rights of creditors nor any liens upon the property of either party shall be impaired by the merger.

2. On or before the Amended Effective Date, the Amended Articles of Merger shall be filed with the Nevada Secretary of State, in the form and manner required by the Nevada Revised Statutes.

3. After the Amended Effective Date, the parties shall give effect to the merger as though the merger had taken place on the Amended Effective Date, to the extent permitted by law and not inconsistent with the specific terms of the Amended Plan of Merger.

4. The Articles of Incorporation of the Surviving Corporation, as in effect immediately prior to the Amended Effective Date, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law

5. The Bylaws of the Surviving Corporation, as in effect immediately prior to the Amended Effective Date, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law.

6. Upon the Amended Effective Date, the Board of Directors of the Surviving Company shall remain the same as the director positions of the Surviving Corporation, to serve until the next annual meeting of the shareholders of the Surviving Corporation. Upon the Amended Effective Date, officers of the Surviving Corporation shall remain the same and serve until such time of their removal or resignation.

7. The manner of converting or exchanging the shares of each of the parties to the merger shall be as follows:

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(a) Each share of the Surviving Corporation common stock issued and outstanding at the Amended Effective Date (exclusive of the former security holders of Level X Media Corporation) shall by virtue of the merger, without any action on the part of the holder thereof, shall remain one share of common stock of the Surviving Corporation with no change in rights, privileges or preferences.

(b) 100% of the Disappearing Corporation common stock issued and outstanding at the Amended Effective Date (which consists of 1,500,000 shares of Common Stock of the Company and 9,150,000 shares of Common Stock of the Company to be issued) shall by virtue of the merger, without action on the part of the holder thereof, be cancelled and automatically converted into 11,376,000 shares of the common stock of the Surviving Corporation and 1,904,100 shares of Class A Preferred Stock, par value $.01 per share of the Surviving Corporation, and distributed to the Disappearing Corporation's shareholders on a basis as outlined in schedule attached. The Series A Preferred Stock shall have voting rights equal to one hundred (100) votes for each Class A Stock share outstanding.

8. The Surviving Corporation shall continue to maintain its corporate offices at 2451 West Birchwood Avenue, Suite #105, Mesa, Arizona 85202.

9. This Amended Plan of Merger shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

10. This Amended Plan of Merger shall be construed and interpreted in accordance with the laws of the State of Nevada.

IN WITNESS WHEREOF, this Amended Plan of Merger has been executed by the duly authorized officers of Level X Media Corporation and ViaStar Holdings, Inc. as of the 5th day of January 2004, pursuant to the authority of the shareholders of both corporations.

"SURVIVING CORPORATION"

VIASTAR HOLDINGS, INC. A Nevada corporation

By:/S/ JOHN D. AQUILINO Name: OHN D. AQUILINO Title: President

"DISAPPEARING CORPORATION"

LEVEL X MEDIA CORPORATION A Nevada corporation

By:/S/ JOHN D. AQUILINO Name: JOHN D. AQUILINO Title: President